Exhibit 99.1

Aegon reports strong increase in earnings and capital ratio in 3Q 2017

Net income increases by 31% driven by US

🌑	Underlying earnings up by 20% to EUR 556 million reflecting favorable claims experience, higher fee revenue as a result of favorable equity markets, and lower expenses in US
🌑	Gain from fair value items of EUR 159 million driven by positive real estate revaluations and hedging gains in US
🌑	Charge from assumption changes and model updates of EUR 198 million caused by conversion of the largest block of universal life business to a new model
🌑	Higher underlying earnings, fair value items and realized gains drive increase in net income to EUR 469 million
🌑	Return on equity for the quarter increases to 8.9%

Record gross deposits driven by fee-based business; outflows from contract discontinuances in Mercer block

🌑	Gross deposits increase by 65% to EUR 41 billion as a result of exceptionally strong asset management and UK platform deposits; net outflows of EUR 0.6 billion driven by lapses on retirement business acquired from Mercer
🌑	New life sales decline by 8% to EUR 202 million due to lower sales in US and exit from UK annuities
🌑	Accident & health and general insurance sales down by 17% to EUR 180 million from lower sales in US
🌑	Market consistent value of new business increases by 75% to EUR 121 million benefiting from management actions

Strong increase in Solvency II ratio to 195%

🌑	Solvency II ratio increases by 10%-points compared with last quarter to 195%. Capital generation and benefit from divestment of UK annuity book more than offset interim 2017 dividend
🌑	Capital generation of EUR 809 million including favorable market impacts and one-time items of EUR 485 million
🌑	Holding excess capital temporarily decreases to EUR 0.9 billion driven by capital injection into Dutch business
🌑	Gross financial leverage ratio improves by 20 basis points sequentially to 29.2% as a result of retained earnings

Statement of Alex Wynaendts, CEO

“I am pleased that our underlying earnings are up for the fifth consecutive quarter, reflecting growth across our businesses, expense savings and management actions taken to improve returns. We are also reporting strong net income, despite charges related to assumption changes and model updates. These were mainly driven by the completion of the conversion of our largest block of universal life business in the US to a new, more dynamic model. This effectively concludes the first phase of our model enhancement and validation program covering all high impact models identified when the program started in 2014.

“Our strong capital position is a clear highlight this quarter, with a significant increase in the group’s Solvency II ratio to 195%, which is now at the upper end of the target range. This enables our businesses to operate from a position of strength and underpins our target to return EUR 2.1 billion of capital to shareholders over the period 2016 to 2018.

“The record gross deposits we generated this quarter were driven by our key growth areas, such as asset management and our digital platforms. By adapting to the evolving needs of our customers, we are becoming more relevant throughout their lives. This puts us in a strong position for continued growth, and gives me confidence that we are taking the right steps to achieve our ambitions.”

Key performance indicators
EUR millions [13]	Notes	3Q 2017	3Q 2016	%	2Q 2017	%	YTD 2017	YTD 2016	%

Underlying earnings before tax	1	556	461	20	535	4	1,578	1,359	16

Net income / (loss)		469	358	31	529	(11)	1,375	116	n.m.

Sales	2	4,451	2,904	53	3,937	13	12,331	9,229	34

Market consistent value of new business	3	121	70	75	134	(10)	428	302	42

Return on equity	4	8.9%	7.7%	16	8.4%	7	8.2%	7.2%	13

Note: All comparisons in this release are against the third quarter of 2016, unless stated otherwise.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Willem van den Berg	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8305	United States: +1 719 325 2231
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9411
The Netherlands: +31 20 703 8261
Passcode: 9062105

Strategic highlights

🌑	Aegon launches mutual fund joint venture in Mexico
🌑	Robot processes customer requests to improve administrative efficiency in Dutch business
🌑	Aegon Asset Management receives top ratings for responsible investment
🌑	Launch of mobile- and user-friendly global careers site

Aegon’s ambition

Aegon’s ambition is to be a trusted partner for financial solutions at every stage of life, and to be recognized by its customers, business partners and society as a company that puts the interests of its customers first in everything it does. In addition, Aegon wants to be regarded by its employees as an employer of choice, engaging and enabling them to succeed. This ambition is supported by four strategic objectives embedded in all Aegon businesses: Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees.

Optimized portfolio

Aegon has joined forces with Administradora Akaan to create the mutual fund company Akaan Transamerica in Mexico. Akaan Transamerica recently received formal approval from the Mexican Banking and Securities Commission (CNBV) to initiate operations and go to market. It will offer a wide variety of Mexican and international mutual funds, as well as diversified global investment solutions, including alternative investments, actively- and passively-managed funds, and bespoke investment strategies. Akaan Transamerica will leverage the extensive investment knowledge and experience from Transamerica Asset Management’s highly skilled team of investment management professionals.

Aegon the Netherlands has entered into a four-year strategic partnership with UK online lending platform Funding Circle. Direct loans will be provided to small businesses online, with initial plans to help approximately 2,600 small businesses with funding of GBP 160 million in its first year of the partnership. Using data analysis, Funding Circle is able to assess a company’s prospects and provide an immediate response about a possible loan. The partnership offers Aegon strong returns, while enabling small business owners to grow their businesses with transparent funding.

In the Netherlands, Aegon has entered into a strategic partnership with Dynamic Credit, an Amsterdam-based alternative fixed income asset manager. Under the agreement, Aegon will become a 25% shareholder of Dynamic Credit. With over EUR 8 billion of assets under management, Dynamic Credit aims to serve its customers by matching savings with credit investments. As part of the partnership, Dynamic Credit’s innovative LoanClear platform will be upgraded and extended into an investment hub for loans from marketplace lenders.

On November 1, 2017, Aegon announced the successful completion of the sale of Unirobe Meeùs Groep (UMG) to Aon Groep Nederland for EUR 295 million. The transaction is consistent with Aegon’s strategic objective to optimize its portfolio across its businesses and is expected to result in an increase of the Solvency II ratio of Aegon the Netherlands by an estimated 6%-points in the fourth quarter of 2017. The divestment will also lead to a book gain of approximately EUR 180 million, which will be reported in Other income.

On September 22, 2017, Aegon completed the Legal & General Part VII transfer related to the divestment of the UK annuity book as announced last year. The completion led to a 2%-points uplift of the group solvency ratio. This transfer completes the divestment of Aegon’s own annuity book in the United Kingdom and is a further milestone in the company’s transformation.

Aegon received approval from the Polish Financial Supervision Authority to take over the management of Nordea’s second-pillar pension fund. The takeover of the management of Nordea’s pension fund in combination with Aegon’s existing fund will result in the fourth largest second-pillar pension fund in Poland, with approximately EUR 3.5 billion of net assets and 1.9 million pension customers. The larger pension fund will benefit from economies of scale and improved investment opportunities, and will share best practices for pension administration.

Operational excellence

In the Netherlands, Aegon is now utilizing a robotic process to handle customer requests to change addresses or bank account details for products that have recurring premiums collected. Every day, Aegon receives more than 100 such requests, which previously meant manually updating information across various systems. By using Robotics Process Automation (RPA), 95% of all requests can be automatically completed, with no manual intervention from employees. The RPA can process these change requests quickly, with a notification automatically sent to customers informing them the change has been completed. Aegon is examining other opportunities to utilize the RPA technology to streamline processes across its business.

Customer loyalty

Aegon’s Chinese joint venture unveiled Zeus, an industry-leading digital platform for agents, at the company’s Digital Day. The system, which is specifically designed for individual agents, improves customer experience, and enhances traditional sales, underwriting and administration processes.

Empowered employees

Management Board member Mark Mullin, responsible for Aegon Americas, was appointed Chairman of the Board for the American Council of Life Insurers (ACLI), the most prominent association representing the life insurance industry in the United States. The ACLI represents 95% of all industry assets in the United States, and advocates on policy matters in federal, state and international forums. Mark joined the Board of Directors of the ACLI seven years ago, and has been active in advocating on behalf of the industry for the retirement enhancement and savings act and the Department of Labor fiduciary rule.

Aegon launched a new global careers site that enables potential employees to identify career opportunities across Corporate Center, Asset Management, Aegon Global Technology, the Netherlands and Transamerica in one easy to use site. The site has a number of new features to help direct top talent, including videos and testimonials from current Aegon employees, an overview of the work environment, company history and other information relevant to potential employees.

Financial overview
EUR millions	Notes	3Q 2017	3Q 2016%		2Q 2017%		YTD 2017	YTD 2016%

Underlying earnings before tax
Americas		376	307	22	341	10	1,029	860	20
Europe		177	151	17	195	(9)	541	481	12
Asia		14	6	125	11	35	37	8	n.m.
Asset Management		30	32	(7)	32	(6)	99	114	(13)
Holding and other		(41)	(35)	(17)	(43)	4	(128)	(105)	(23)
Underlying earnings before tax		556	461	20	535	4	1,578	1,359	16

Fair value items		159	84	88	(191)	n.m.	(85)	(632)	87
Realized gains / (losses) on investments		135	21	n.m.	111	22	321	305	5
Net impairments		4	6	(26)	2	111	(5)	(53)	91
Other income / (charges)		(233)	(72)	n.m.	291	n.m.	64	(734)	n.m.
Run-off businesses		(3)	8	n.m.	10	n.m.	38	55	(30)
Income before tax		618	510	21	757	(18)	1,911	300	n.m.
Income tax		(149)	(152)	2	(228)	35	(536)	(183)	(192)
Net income / (loss)		469	358	31	529	(11)	1,375	116	n.m.

Net underlying earnings		412	349	18	390	6	1,152	1,012	14

Commissions and expenses		1,435	1,638	(12)	1,648	(13)	4,749	4,971	(4)
of which operating expenses	9	909	900	1	1,001	(9)	2,893	2,786	4

Gross deposits (on and off balance)	10
Americas		8,062	9,375	(14)	9,288	(13)	30,185	32,112	(6)
Europe		9,604	2,769	n.m.	12,007	(20)	31,665	9,298	n.m.
Asia		54	83	(35)	48	12	175	250	(30)
Asset Management		22,971	12,442	85	13,492	70	47,469	36,040	32
Total gross deposits		40,691	24,669	65	34,835	17	109,495	77,700	41

Net deposits (on and off balance)	10
Americas		(11,929)	(3,711)	n.m.	(2,052)	n.m.	(14,387)	1,058	n.m.
Europe		1,033	(41)	n.m.	1,901	(46)	3,709	849	n.m.
Asia		35	69	(49)	31	13	120	208	(42)
Asset Management		10,365	1,380	n.m.	2,491	n.m.	6,596	4,666	41
Total net deposits excluding run-off businesses		(496)	(2,303)	78	2,372	n.m.	(3,962)	6,781	n.m.
Run-off businesses		(66)	(237)	72	(75)	12	(307)	(580)	47
Total net deposits / (outflows)		(563)	(2,539)	78	2,297	n.m.	(4,269)	6,201	n.m.

New life sales
Life single premiums		329	479	(31)	379	(13)	1,204	1,578	(24)
Life recurring premiums annualized		169	171	(1)	186	(9)	551	571	(4)
Total recurring plus 1/10 single		202	219	(8)	224	(10)	672	729	(8)

New life sales	10
Americas		113	127	(11)	125	(9)	364	409	(11)
Europe		63	64	(1)	65	(2)	195	224	(13)
Asia		26	28	(8)	34	(23)	112	96	16
Total recurring plus 1/10 single		202	219	(8)	224	(10)	672	729	(8)

New premium production accident and health insurance		157	198	(21)	200	(22)	630	658	(4)
New premium production general insurance		23	20	15	30	(24)	80	71	12

Revenue-generating investments
		Sep. 30, 2017	Jun. 30, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		816,274	816,915	-	743,200	10
Investments general account		138,583	140,544	(1)	156,813	(12)
Investments for account of policyholders		197,075	198,278	(1)	203,610	(3)
Off balance sheet investments third parties		480,615	478,093	1	382,776	26

Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax increased by 20% compared with the third quarter of 2016 to EUR 556 million. This increase was largely driven by a significant improvement in underwriting results, higher fee revenue, expense savings and favorable expense items. Favorable claims experience, favorable expense items in the United States, and positive one-time items amounted to EUR 33 million.

Underlying earnings from the Americas increased by 22% to EUR 376 million. A significant improvement in claims experience, higher fee revenue from favorable equity markets and lower expenses more than offset weakening of the US dollar. Lower expenses resulted from favorable expense items of approximately EUR 20 million and expense savings as part of the five-part plan. Favorable claims experience this quarter of EUR 21 million was mainly driven by seasonality in supplemental health claims. The current quarter also included a EUR 13 million negative adjustment to intangible assets from lower reinvestment yields.

Underlying earnings from Aegon’s operations in Europe increased by 17% to EUR 177 million. Higher fee revenue due to favorable equity markets, an improvement in underwriting results in all regions and a EUR 5 million reserve release in the Dutch non-life business more than offset lower investment income in the Netherlands due to prepayments and interest rate resets on mortgages.

Aegon’s underlying earnings in Asia more than doubled to EUR 14 million. This increase was primarily driven by the non-recurrence of charges related to reinvestment yields in the High-Net-Worth (HNW) businesses, and favorable persistency in China.

Underlying earnings from Aegon Asset Management declined by 7% to EUR 30 million, as expense reductions were more than offset by lower performance and management fees as a result of lower asset balances due to a contract loss and the divestment of the majority of the run-off businesses.

The result from the holding declined by EUR 6 million to a loss of EUR 41 million, caused by higher project-related expenses.

Net income

Net income increased by 31% compared with the third quarter of last year to EUR 469 million, as higher underlying earnings, fair value items and realized gains more than offset an increase in other charges driven by the conversion of the largest block of universal life business in the United States to a new model.

Fair value items

The gain from fair value items amounted to EUR 159 million. Positive real estate revaluations in the Netherlands and United States, hedging gains in the United States, and a positive result on the guarantee provision in the Netherlands together more than offset losses in the United Kingdom and the Netherlands on hedges in place to protect Aegon’s capital position.

Realized gains on investments

Realized gains totaled EUR 135 million, and were mainly related to the sale of an equity investment in the United States, and gains on bonds to optimize the general account investment portfolio in the United Kingdom following the divestment of the annuity book.

Impairment charges

Net recoveries amounted to EUR 4 million and reflect the continued benign credit environment.

Other charges

Other charges amounted to EUR 233 million mainly as a result of the net impact of assumption changes and model updates of EUR 198 million. In the United States, these were mainly caused by the conversion of the largest block of universal life business to a new model. The model allows for modeling policyholder behavior and other assumptions on a policy-by-policy basis. These charges were partly offset by the net positive impact of assumption changes and model updates in the Netherlands and Asia. The remaining other charges were driven by the impairment of intangibles related to the announced sale of Aegon Ireland of EUR 36 million and integration and restructuring expenses of EUR 21 million. These were partly offset by other items, including an expense reserve release related to the divested annuity business following the completion of the Legal & General Part VII transfer.

Run-off businesses

The run-off businesses reported a loss of EUR 3 million, which was in line with expectations following the sale of the majority of the run-off businesses in the second quarter of this year.

Income tax

Income tax amounted to EUR 149 million, which implies an effective tax rate for the third quarter of 24%. The effective tax rate on underlying earnings was 26%.

Return on equity

Return on equity increased by 120 basis points compared with the same quarter last year to 8.9% as a result of higher net underlying earnings.

Operating expenses

Operating expenses increased by 1% compared with the third quarter of 2016 to EUR 909 million as a result of acquisitions in the United Kingdom and an increase in integration and restructuring expenses. Excluding the impact of these acquisitions, and integration and restructuring expenses, operating expenses decreased by 3% on a constant currency basis. This decrease resulted from favorable expense items of approximately EUR 20 million and expense savings. Aegon is well on track to implement EUR 350 million of expense savings by year-end 2018 as part of its plans to improve the return on equity. Initiatives to reduce expenses have led to annual run-rate expense savings of approximately EUR 170 million since the beginning of 2016.

Sales

Aegon’s total sales in the third quarter of 2017 were up by 53% to EUR 4.5 billion. This strong increase was the result of a 65% increase in gross deposits to EUR 40.7 billion, primarily driven by exceptionally strong asset management deposits and strong institutional platform sales in the United Kingdom, which can fluctuate. Asset management gross deposits benefited from a large mandate win by Aegon’s strategic partner La Banque Postale Asset Management (LBPAM), and increased sales in China and the Netherlands. The latter reflects continued strong sales in the Dutch mortgage fund and the inclusion of the first inflows from general pension fund Stap, for which Aegon carries out the fiduciary management. Net outflows amounted to EUR 0.6 billion, as high asset management inflows and increased inflows on the platform in the United Kingdom were more than offset by net outflows in the Americas as a result of contract discontinuances in the retirement business acquired from Mercer, in line with earlier guidance.

New life sales declined by 8% to EUR 202 million, which was mainly caused by lower term life and indexed universal life sales in the United States as a result of Aegon’s focus on profitability, and lower sales following the exit from UK annuities. This was only partly offset by strong growth in Central & Eastern Europe, particularly in Turkey, and growth in Spain & Portugal, which was driven by the joint ventures with Santander.

New premium production for accident & health and general insurance decreased by 17% to EUR 180 million. Product exits and lower supplemental health sales in the United States more than offset higher travel insurance sales. Travel insurance sales are expected to reduce significantly as of the first quarter of 2018 as part of the earlier announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels.

Market consistent value of new business

The market consistent value of new business (MCVNB) increased by 75% to EUR 121 million. The benefit from management actions and higher interest rates more than offset the exclusion of mortgage sales from the MCVNB calculation, the exit from UK annuities, and lower life and accident & health sales. No MCVNB is recognized on the majority of gross deposits, particularly institutional inflows in the United Kingdom and Asset Management.

Revenue-generating investments

Revenue-generating investments remained stable compared with the end of last quarter at EUR 816 billion. The takeover of the management of Nordea’s second-pillar pension fund in Poland and the favorable impact from higher equity markets were offset by net outflows and adverse currency movements.

Capital management

Shareholders’ equity declined by EUR 0.3 billion to EUR 20.1 billion on September 30, 2017, as retained earnings were more than offset by weakening of the US dollar. Shareholders’ equity excluding revaluation reserves and defined benefit plan remeasurements decreased by EUR 0.2 billion to EUR 16.9 billion – or EUR 8.04 per common share – at the end of the third quarter. The gross leverage ratio improved by 20 basis points to 29.2% as a result of retained earnings.

Holding excess capital decreased temporarily to EUR 0.9 billion following an injection of EUR 1 billion into Aegon the Netherlands to strengthen its capital position. Holding expenses, the payment of the cash portion of the interim 2017 dividend and other items led to cash outflows of EUR 224 million. These cash outflows were partly offset by a EUR 357 million dividend from the United States, and EUR 20 million from Asset Management. The redemption of EUR 500 million senior unsecured notes on July 18, 2017, was offset by the issuance of EUR 500 million 1-year senior notes at -16 basis points yield on August 30, 2017.

In October 2017, Aegon’s subsidiary in the United Kingdom upstreamed GBP 131 million to the group based on its strong capital position and funded from the capital release related to the divestment of its annuity portfolio. Aegon UK expects to pay an additional dividend later in the fourth quarter, which will bring the total 2017 capital upstream to the group to GBP 150 million. Aegon expects to receive additional dividends from other subsidiaries, including from the United States, in the fourth quarter. The capital upstreamed by the units will more than offset the expected cash outflows from holding expenses and the share buyback announced on September 28, 2017 to neutralize the dilutive effect of the 2016 final and 2017 interim stock dividends.

Capital generation

Capital generation of the operating units amounted to EUR 809 million for the quarter. Market impacts and one-time items of EUR 485 million mainly related to model changes in both the Netherlands and the United Kingdom as well as model changes related to currency risk at the group. All major model changes have been approved by Aegon’s college of supervisors. The benefit from separate account derisking as part of the capital plan for the Netherlands was offset by the negative impact from a model conversion in the United States. The model changes in the Netherlands and United Kingdom, and the model conversion in the United States will not have a material recurring impact on capital generation going forward. Capital generation excluding market impacts and one-time items amounted to EUR 324 million.

Solvency II ratio

Aegon’s Solvency II ratio increased from 185% to 195% during the third quarter, as capital generation including market impacts and one-time items (+10%) and the completion of the Legal & General Part VII transfer related to the divestment of the UK annuity book (+2%) more than offset the accrual for the interim 2017 dividend, which was announced in August (-3%).

Semi-annual reporting

With effect from 2018, Aegon will report half-year and full-year results, and no longer publish quarterly results. Reporting dates will be made available on the financial calendar on www.aegon.com.

Financial overview, 3Q 2017 geographically
EUR millions	Americas	Europe	Asia	Asset Management	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	146	99	18	-	-	263
Individual savings and retirement products	135	-	(3)	-	-	132
Pensions	95	60	-	-	-	155
Non-life	-	15	-	-	-	15
Asset Management	-	-	-	30	-	30
Other	-	3	(1)	-	(41)	(39)
Underlying earnings before tax	376	177	14	30	(41)	556

Fair value items	142	7	1	-	8	159
Realized gains / (losses) on investments	90	41	3	1	-	135
Net impairments	6	(2)	-	-	-	4
Other income / (charges)	(312)	98	(19)	(1)	-	(233)
Run-off businesses	(3)	-	-	-	-	(3)
Income before tax	300	322	-	30	(34)	618
Income tax	(69)	(77)	(2)	(10)	9	(149)
Net income / (loss)	231	245	(2)	20	(25)	469

Net underlying earnings	279	137	7	20	(31)	412

Employee numbers
	Sep. 30, 2017	Jun. 30, 2017	Dec. 31, 2016
Employees	29,709	29,657	29,380
of which Aegon’s share of employees in joint ventures and associates	6,312	6,146	5,944

Americas

🌑	Underlying earnings before tax increase by 28% to USD 438 million, mostly driven by a significant improvement in claims experience, favorable equity markets and lower expenses
🌑	Net income strongly increases to USD 272 million, with favorable hedging results and realized gains offsetting the adverse impact from assumption changes and model updates
🌑	Gross deposits amount to USD 9.7 billion; net outflows of USD 13.4 billion mainly as a result of contract discontinuances in the retirement business acquired from Mercer

Execution of strategy

Expense savings are an important element of Aegon’s five-part plan to increase the return on capital for its business in the US. Expense savings initiatives, including a voluntary separation plan and the closure of locations, have led to annual run-rate expense savings of USD 144 million since the beginning of 2016. Aegon is therefore well on track to achieve USD 150 million run-rate expense savings by the end of 2017, and will implement further expense savings initiatives in the coming quarters to achieve the USD 300 million run-rate expense savings target by the end of 2018.

Aegon held its first ever Hackathon in the United States, which has resulted in the development of 11 prototype digital products and services within 24 hours. This follows the second successful Hackathon in Europe earlier this year. The Hackathons enable employees to work across disciplines and functional lines, and share their creativity and to showcase their skills and expertise in everything from coding to finance. After 24 hours, each team pitched their idea to a jury of Aegon managers. The three winning teams will receive support to bring their customer-centric prototypes to life.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the third quarter of 2017 increased by 28% to USD 438 million as a result of a significant improvement in claims experience, favorable equity markets and lower expenses. Lower expenses were driven by favorable expense items of approximately USD 25 million in the quarter, and expense savings and other management actions as part of the five-part plan.

🌑	Life earnings increased to USD 81 million, mainly as a result of a strong improvement in mortality experience and lower expenses. Claims experience for the third quarter was generally in line with expectations, while lower expenses resulted from expense savings as well as favorable expense items. This quarter included a negative intangible adjustment of USD 15 million related to lower reinvestment yields.
🌑	Earnings from Accident & Health increased by 23% to USD 83 million, mainly driven by an improvement in claims experience. Claims experience this quarter was USD 24 million favorable to expectations and mainly driven by seasonality in supplemental health claims.
🌑	Earnings from Retirement Plans increased by 7% to USD 86 million primarily due to higher fee revenue resulting from favorable equity market performance, and favorable expense items.
🌑	Mutual Fund earnings increased by 9% to USD 15 million, mostly driven by higher fee revenue resulting from favorable equity market performance.
🌑	Earnings from Variable Annuities declined slightly to USD 109 million, as higher fee revenue resulting from favorable equity market performance was offset by the non-recurrence of last year’s favorable claims experience and higher trail commissions.
🌑	Earnings from Fixed Annuities declined by 6% to USD 38 million in line with the reduction in account balances.
🌑	Stable Value Solutions earnings were up by 9% to USD 26 million as a result of lower hedging costs.
🌑	Earnings from Latin America increased to USD 2 million, as a result of growth in the Brazilian joint venture.

Net income

Net income from Aegon’s businesses in the Americas strongly increased to USD 272 million in the third quarter. This strong increase was mainly driven by an improvement of fair value items and a realized gain on the sale of an equity investment, partly offset by a charge for assumption changes and model updates.

The results from fair value items amounted to a gain of USD 157 million.

🌑	The gain on fair value hedges without an accounting match under IFRS was USD 51 million. This result was better than anticipated, driven by the impact of adjustments to the macro equity hedge program in combination with higher equity markets and low volatility. Given the current market conditions, the macro equity hedge program was changed throughout this year to a 100% option-based program in order to benefit from historically low volatility and to reduce the running cost of the hedge program.
🌑	Fair value hedges with an accounting match, which includes the hedges on Aegon’s GMWB variable annuities, produced a gain of USD 58 million mainly as a result of tightening credit spreads.
🌑	The results on fair value investments amounted to a benefit of USD 48 million, driven by higher valuations of real estate investments.

Other charges of USD 347 million were mainly caused by a charge of USD 280 million from the conversion of the largest block of universal life business to a new model. The model allows for modeling policyholder behavior and other assumptions on a policy-by-policy basis. Other assumption changes and model updates led to a charge of USD 58 million. The combined assumption changes and model updates will not have a material recurring impact on earnings and capital generation going forward.

Realized gains on investments of USD 101 million resulted from the divestment of an equity investment. Net recoveries amounted to USD 7 million and mainly related to residential mortgage backed securities and commercial mortgage loans. The run-off businesses reported a loss of USD 2 million, which was in line with expectations following the sale of the majority of the run-off businesses in the second quarter of this year.

Return on capital

The return on average capital invested in Aegon’s businesses in the Americas in the third quarter of 2017, excluding revaluation reserves and defined benefit plan remeasurements, increased by 190 basis points to 8.8% as a result of higher net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased by 3% to USD 416 million as expense savings and favorable expense items more than offset higher project-related expenses. Favorable expense items reduced the expense level by approximately USD 25 million compared with the expected run-rate level.

Sales

Gross deposits declined by 8% to USD 9.7 billion. Retirement Plan deposits of USD 7.3 billion were lower as a result of large takeover deposits in third quarter 2016 that did not recur. Gross deposits in Variable Annuities were down to USD 0.7 billion, mainly caused by lower market demand as a result of the implementation of the Department of Labor fiduciary rule and partners deciding to offer their own variable annuity solutions. Variable annuities without a living benefit guarantee represent 56% of sales this quarter. Deposits in Mutual Funds were up from USD 1.2 billion to USD 1.5 billion, reflecting increased allocation from key distribution partners driven by the above average Morningstar ratings of the funds offered.

Total net outflows amounted to USD 13.4 billion in the third quarter. Net outflows in Retirement Plans amounted to USD 12.8 billion, and included USD 13.6 billion of contract discontinuances in the retirement business acquired from Mercer. These outflows were in line with the guidance provided last quarter, and are driven by conversion of customers to the Transamerica recordkeeping platform. Outflows from this block of business are projected to continue at a similar level in the fourth quarter of 2017. After completion of these conversions at the end of 2017, net deposits are expected to improve substantially and increase as a result of the momentum that Transamerica continues to build in the mega market. Net outflows in Variable Annuities amounted to USD 0.6 billion, mainly caused by lower gross deposits. Net inflows in Mutual Funds of USD 0.3 billion were mainly driven by increased gross deposits. Fixed Annuities experienced net outflows of USD 0.3 billion.

New life sales were down by 6% to USD 133 million, mainly caused by lower term life and indexed universal life sales. This sales decline resulted from a focus on profitability in markets with increased competition.

New premium production for accident & health insurance declined by USD 31 million to USD 180 million, with product exits and lower supplemental health sales more than offsetting higher travel insurance sales. Travel insurance sales are expected to reduce by over 75% as of the first quarter of 2018 and to nil by the end of 2018, as part of the earlier announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels as of January 1, 2018.

Market consistent value of new business

Market consistent value of new business increased by 55% to USD 97 million mainly as a result of a more favorable product mix and higher interest rates.

Revenue-generating investments

Revenue-generating investments decreased by 1% compared with last quarter to USD 472 billion. Net outflows more than offset the favorable impact from higher equity markets.

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Americas
USD millions	Notes	3Q 2017	3Q 2016%		2Q 2017%		YTD 2017	YTD 2016%

Underlying earnings before tax by line of business
Life		81	6	n.m.	46	76	163	92	77
Accident & Health		83	67	23	65	26	206	131	57
Retirement Plans		86	80	7	79	9	235	203	16
Mutual Funds		15	13	9	12	20	37	35	5
Variable Annuities		109	110	(1)	102	6	297	289	3
Fixed Annuities		38	40	(6)	44	(13)	130	137	(5)
Stable Value Solutions		26	24	9	24	9	73	72	3
Latin America		2	1	47	2	(29)	4	1	n.m.
Underlying earnings before tax		438	342	28	374	17	1,146	960	19

Fair value items		157	35	n.m.	(36)	n.m.	99	(329)	n.m.
Realized gains / (losses) on investments		101	(35)	n.m.	21	n.m.	133	6	n.m.
Net impairments		7	13	(46)	5	42	8	(39)	n.m.
Other income / (charges)		(347)	(121)	(186)	247	n.m.	(103)	(82)	(25)
Run-off businesses		(2)	9	n.m.	11	n.m.	42	61	(31)
Income before tax		354	244	45	622	(43)	1,325	577	130
Income tax		(82)	(92)	11	(186)	56	(359)	(128)	(181)
Net income / (loss)		272	152	79	436	(38)	966	448	115

Net underlying earnings		326	246	32	274	19	846	702	20

Commissions and expenses		924	1,122	(18)	1,067	(13)	3,049	3,359	(9)
of which operating expenses		416	430	(3)	466	(11)	1,329	1,358	(2)

Gross deposits (on and off balance) by line of business	10
Life		1	1	1	2	(8)	5	6	(22)
Retirement Plans		7,310	8,159	(10)	7,835	(7)	26,516	28,026	(5)
Mutual Funds		1,486	1,153	29	1,495	(1)	4,304	4,171	3
Variable Annuities		742	1,078	(31)	846	(12)	2,465	3,429	(28)
Fixed Annuities		71	71	1	83	(13)	244	199	22
Latin America		43	3	n.m.	16	166	63	7	n.m.
Total gross deposits		9,654	10,466	(8)	10,276	(6)	33,596	35,840	(6)

Net deposits (on and off balance) by line of business	10
Life		(8)	(15)	49	(8)	7	(24)	(34)	30
Retirement Plans		(12,849)	(3,883)	n.m.	(1,596)	n.m.	(13,819)	1,547	n.m.
Mutual Funds		304	87	n.m.	186	63	217	456	(52)
Variable Annuities		(568)	(56)	n.m.	(508)	(12)	(1,536)	167	n.m.
Fixed Annuities		(267)	(274)	3	(310)	14	(896)	(956)	6
Latin America		35	1	n.m.	9	n.m.	45	2	n.m.
Total net deposits excluding run-off businesses		(13,353)	(4,141)	n.m.	(2,227)	n.m.	(16,013)	1,181	n.m.
Run-off businesses		(81)	(264)	69	(84)	3	(341)	(647)	47
Total net deposits / (outflows)		(13,434)	(4,405)	n.m.	(2,311)	n.m.	(16,354)	534	n.m.

New life sales	10
Life single premiums		25	28	(9)	23	8	75	89	(16)
Life recurring premiums annualized		131	139	(6)	135	(3)	398	447	(11)
Total recurring plus 1/10 single		133	142	(6)	137	(3)	405	456	(11)

Life		106	127	(16)	126	(16)	354	421	(16)
Latin America		27	15	81	11	146	51	36	42
Total recurring plus 1/10 single		133	142	(6)	137	(3)	405	456	(11)

New premium production accident and health insurance		180	211	(15)	212	(15)	659	693	(5)

Revenue-generating investments
		Sep. 30, 2017	Jun. 30, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		471,601	474,172	(1)	464,595	2
Investments general account		89,552	89,120	-	98,145	(9)
Investments for account of policyholders		121,890	118,864	3	113,223	8
Off balance sheet investments third parties		260,160	266,188	(2)	253,227	3

Europe

🌑	Underlying earnings before tax increase by 17% to EUR 177 million, mainly driven by the UK
🌑	Net income grows by 8% to EUR 245 million, reflecting positive assumption changes and model updates
🌑	Gross deposits more than triple to EUR 9.6 billion, driven by UK platform sales

Execution of strategy

In its established markets in the Netherlands and the United Kingdom, Aegon aims to improve its customer experience by introducing digital innovations and capturing a larger share of the customer value chain.

In the Netherlands, Aegon’s defined contribution pension solutions (PPI) reached EUR 1.7 billion in assets under management, reflecting the success of its strategic shift to fee-based products. Aegon’s strong position in the Dutch mortgage market was underpinned by a record production of EUR 2.6 billion in the third quarter.

In the United Kingdom, the broad product mix and omni-channel distribution strategy support Aegon’s position as the leading platform provider in the market. The platform business continued to perform well, as assets on the platform reached a record high of GBP 110 billion in the quarter. This increase was driven by net inflows of GBP 1.4 billion, upgrade of customer assets to the platform of GBP 1.1 billion and favorable equity markets. Since the start of the program, over GBP 9 billion of customer assets have been upgraded to the platform, of which GBP 3 billion this year. A further milestone in Aegon’s transformation in the United Kingdom was the finalization of the divestment of its own annuity book, following the completion of the Legal & General Part VII transfer in September.

Aegon focuses on profitable growth in CEE and Spain & Portugal, where it aims to grow mostly in protection products. In the third quarter, protection products and product riders represented 48% of CEE’s life sales, up from 43% last year. The third quarter results clearly demonstrate the benefits from the continued shift towards these products, with an increase in underwriting results in both CEE and Spain & Portugal.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 17% compared with the third quarter of 2016 to EUR 177 million. Higher fee revenue in the United Kingdom due to favorable equity markets, and increased underwriting results in all regions were partly offset by lower investment income in the Netherlands.

🌑	Earnings in the Netherlands were stable at EUR 132 million. Life & Savings earnings declined to EUR 71 million, mainly caused by lower investment income in Life due to interest rate resets on mortgages, and an increased level of prepayments. Earnings from Pensions increased to EUR 48 million as a result of higher rental income. Non-life earnings returned to a profit of EUR 10 million, following favorable claims experience in the property & casualty portfolio, supported by management actions, while last year was affected by weather-related claims. In addition, positive results on previous accident years in disability insurance were driven by a EUR 5 million provision release.
🌑	In the United Kingdom, earnings increased strongly to EUR 25 million. Life earnings increased to EUR 16 million, driven by growth of the protection business and higher investment income. Earnings from Pensions increased to EUR 9 million as a result of increased fee revenue driven by higher equity markets.
🌑	CEE’s earnings were up by 31% to EUR 16 million. This strong increase was driven by higher non-life results in Hungary, increased fees from the Polish pension fund business, and improved underwriting results in Slovakia.
🌑	Earnings in Spain & Portugal rose to EUR 4 million as a result of higher life results, especially in the joint venture in Portugal, and improved health results in Spain.

Net income

Net income from Aegon’s businesses in Europe amounted to a profit of EUR 245 million. The gain from fair value items was EUR 7 million. Strong real estate revaluations and a positive result on the guarantee provision in the Netherlands were offset by negative fair value changes on equity hedges in the United Kingdom, together with interest rate and credit spread hedges in the Netherlands to protect Aegon’s capital position. Realized gains totaled EUR 41 million, and were mainly related to gains on bonds to optimize the general account investment portfolio following the divestment of the annuity book. Other income of EUR 98 million reflects positive assumption changes and model updates in the Netherlands related to the guarantee provision. In the United Kingdom, the impairment of intangibles of EUR 36 million related to the announced sale of Aegon Ireland and EUR 15 million integration expenses for Cofunds were offset by a provision release, expense reserve release and other items. The expense reserve release related to the divested annuity business following the completion of the Legal & General Part VII transfer.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe decreased by 80 basis points to 6.4% excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding. The return on capital was negatively impacted by the EUR 1 billion capital injection to strengthen the Solvency II capital position in the Netherlands. For the Netherlands, return on capital for the quarter stood at 7.5%. The return in the United Kingdom was 3.9%, in CEE 14.2% and in Spain & Portugal 1.1%.

Operating expenses

Operating expenses increased by 13% to EUR 399 million. The main reason for this was the acquisition of Cofunds in the United Kingdom, which was not included in the same quarter last year. Furthermore, the third quarter of 2017 included EUR 19 million of integration and restructuring expenses primarily related to the aforementioned Cofunds integration. On a comparable basis, expenses increased 1% as expense savings in the Netherlands on the existing business were more than offset by investments in growth businesses.

Sales

Gross deposits more than tripled to EUR 9.6 billion. This strong performance was the result of higher UK platform deposits and savings deposits in the Netherlands. Gross deposits in the United Kingdom were up from EUR 1.3 billion to EUR 7.7 billion, driven by retail platform sales of EUR 2.4 billion as well as strong institutional deposits of EUR 4.8 billion which can fluctuate. Continued strong performance of Aegon’s online bank Knab led to an increase in the Netherlands to EUR 1.8 billion. Gross deposits in CEE increased to EUR 80 million, largely as a result of an increase of pension deposits in Romania and Hungary.

Net deposits for Europe increased to EUR 1.0 billion and reflect increased net inflows on the platform in the United Kingdom. In the Netherlands, net inflows at Knab and PPI were offset by the phasing-out of a legacy savings product at Aegon Bank.

Production of mortgages in the Netherlands in the third quarter of 2017 was a record high at EUR 2.6 billion, of which EUR 1.4 billion was related to third-party investor demand through the Dutch Mortgage Fund.

New life sales declined by 1% to EUR 63 million in the third quarter. This movement was caused by the divestment of the annuity business in the United Kingdom last year, although it was largely compensated for by strong growth in CEE, particularly in Turkey, and in Spain & Portugal, which was driven by the joint ventures with Santander.

New premium production for accident & health was stable at EUR 5 million. New premium production for general insurance increased by 14% to EUR 23 million, supported by a portfolio acquisition in Hungary.

Market consistent value of new business

The market consistent value of new business in Europe nearly doubled to EUR 28 million. In Spain & Portugal and CEE, MCVNB increased strongly due to business growth, while in the United Kingdom the improvement was driven by the platform business, reflecting economies of scale. This was partly offset by a reduction in the value of new business in the Netherlands, which was largely due to the exclusion of mortgage sales from the MCVNB calculation as of this year.

Revenue-generating investments

Revenue-generating investments increased by 2% in the third quarter to EUR 269 billion. Off-balance sheet investments increased, reflecting the positive effect of the acquisition of Nordea’s second-pillar pension fund in Poland as well as favorable market movements and net inflows in the United Kingdom.

Europe
EUR millions	Notes	3Q 2017	3Q 2016%		2Q 2017%		YTD 2017	YTD 2016%

Underlying earnings before tax
The Netherlands		132	133	(1)	136	(3)	385	400	(4)
United Kingdom		25	5	n.m.	35	(28)	93	35	164
Central & Eastern Europe		16	12	31	19	(15)	53	41	27
Spain & Portugal		4	1	n.m.	5	(22)	10	5	110
Underlying earnings before tax		177	151	17	195	(9)	541	481	12

Fair value items		7	49	(85)	(165)	n.m.	(213)	(212)	(1)
Realized gains / (losses) on investments		41	49	(16)	89	(54)	197	290	(32)
Net impairments		(2)	(6)	73	(3)	42	(9)	(10)	5
Other income / (charges)	5	98	52	90	64	54	170	(648)	n.m.
Income before tax		322	296	9	180	79	685	(100)	n.m.
Income tax		(77)	(68)	(14)	(45)	(71)	(175)	(79)	(120)
Net income / (loss)		245	228	8	135	82	510	(179)	n.m.

Net underlying earnings		137	132	4	152	(10)	416	387	7

Commissions and expenses		524	497	6	545	(4)	1,608	1,563	3
of which operating expenses		399	354	13	412	(3)	1,206	1,083	11

Gross deposits (on and off balance)	10
The Netherlands		1,827	1,417	29	1,877	(3)	5,726	4,784	20
United Kingdom		7,692	1,280	n.m.	10,042	(23)	25,691	4,305	n.m.
Central & Eastern Europe		80	65	22	81	(1)	230	191	20
Spain & Portugal		5	7	(23)	7	(22)	18	18	2
Total gross deposits		9,604	2,769	n.m.	12,007	(20)	31,665	9,298	n.m.

Net deposits (on and off balance)	10
The Netherlands		(31)	289	n.m.	353	n.m.	733	1,516	(52)
United Kingdom		1,009	(381)	n.m.	1,492	(32)	2,814	(802)	n.m.
Central & Eastern Europe		52	46	13	53	(1)	151	125	21
Spain & Portugal		3	5	(30)	4	(16)	11	10	11
Total net deposits / (outflows)		1,033	(41)	n.m.	1,901	(46)	3,709	849	n.m.

New life sales	6, 10
Life single premiums		216	285	(24)	198	9	643	894	(28)
Life recurring premiums annualized		42	36	17	45	(8)	131	135	(2)
Total recurring plus 1/10 single		63	64	(1)	65	(2)	195	224	(13)

Life		48	50	(4)	50	(5)	148	167	(11)
Pensions		16	15	9	15	6	48	57	(16)
Total recurring plus 1/10 single		63	64	(1)	65	(2)	195	224	(13)

The Netherlands		21	21	(1)	21	-	70	83	(16)
United Kingdom		10	18	(46)	9	7	27	56	(52)
Central & Eastern Europe		21	17	21	21	(1)	62	57	9
Spain & Portugal		12	7	55	13	(14)	36	28	30
Total recurring plus 1/10 single		63	64	(1)	65	(2)	195	224	(13)

New premium production accident and health insurance		5	5	-	6	(10)	28	24	18
New premium production general insurance		23	20	14	30	(24)	80	71	12

Revenue-generating investments
		Sep. 30, 2017	Jun. 30, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		268,825	264,636	2	164,487	63
Investments general account		57,458	57,079	1	58,264	(1)
Investments for account of policyholders		93,977	94,071	-	96,276	(2)
Off balance sheet investments third parties		117,390	113,485	3	9,946	n.m.

Europe Segments, 3Q 2017 geographically
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Underlying earnings before tax geographically by line of business
Life		71	16	11	1	99
Pensions	14	48	9	3	-	60
Non-life		10	-	2	3	15
Other		3	-	-	-	3
Underlying earnings before tax		132	25	16	4	177

Fair value items		25	(17)	-	-	7
Realized gains / (losses) on investments		16	26	-	-	41
Impairment charges		(4)	-	-	-	(4)
Impairment reversals		2	-	-	-	2
Other income / (charges)	5	98	-	-	-	98
Income / (loss) before tax		268	33	16	4	322
Income tax (expense) / benefit		(62)	(10)	(2)	(2)	(77)
Net income / (loss)		206	23	14	2	245

Net underlying earnings		101	21	14	2	137
Commissions and expenses		237	181	64	42	524
of which operating expenses		212	129	37	21	399

Europe Segments, 3Q 2016 geographically
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Underlying earnings before tax geographically by line of business
Life		85	6	10	(2)	99
Pensions		42	(1)	2	-	43
Non-life		(1)	-	-	4	3
Other		7	-	-	-	7
Underlying earnings before tax		133	5	12	1	151

Fair value items		54	(4)	-	-	49
Realized gains / (losses) on investments		31	17	1	-	49
Impairment charges		(7)	-	-	-	(7)
Impairment reversals		1	-	-	-	1
Other income / (charges)	5	30	22	-	-	52
Income / (loss) before tax		241	39	14	1	296
Income tax (expense) / benefit		(53)	(9)	(3)	(2)	(68)
Net income / (loss)		188	30	11	(1)	228

Net underlying earnings		102	21	10	(1)	132
Commissions and expenses		234	165	58	40	497
of which operating expenses		202	98	33	21	354

Asia

🌑	Underlying earnings before tax increase to USD 17 million
🌑	Net loss amounts to USD 2 million primarily due to assumption changes and model updates
🌑	New life sales remain stable at USD 31 million supported by continued strong sales in China
🌑	Gross deposits decrease to USD 64 million due to strict adherence to Aegon’s pricing policy

Execution of strategy

Aegon focuses on three fast-growing and underserved customer segments in Asia: High-Net-Worth (HNW) individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct-to-consumer digital distribution platforms in markets in which Aegon does not have an insurance license.

TomorrowMakers.com, a web initiative by Transamerica Direct Marketing Consultants (TDMC), has been awarded Best Website in the Financial Services/Banking Category at the 8th edition of CMO Asia Awards for Social Media & Digital Marketing Excellence. The website was launched June 2015 and provides users with the tools necessary to make the right financial choices. The site attracts more than half a million viewers each month, providing users with content related to insurance, financial planning, investments, tax and retirement planning, in line with Aegon’s purpose ‘to help people achieve a lifetime of financial security’. TDMC plans to use advanced analytics from the Tomorrow Makers platform to drive personalized content and create a loyal base of active users that will help drive product innovation in Asia.

Underlying earnings before tax

In the third quarter of 2017, Aegon’s underlying earnings before tax in Asia increased to USD 17 million from USD 7 million a year ago due to higher earnings from the HNW businesses, Aegon Insights and China.

🌑	Earnings from HNW businesses increased to USD 19 million, mainly as a result of the non-recurrence of USD 7 million in charges related to anticipated investment yields.
🌑	Earnings from Aegon Insights increased to USD 3 million. This was primarily due to a one-time expense release in Indonesia and lower operating expenses as a result of the rationalization of unprofitable sales campaigns.
🌑	The results from Strategic partnerships in China, Japan and India improved to a loss of USD 5 million as a result of favorable persistency and lower new business strain.

Net income

The net loss from Aegon’s operations in Asia amounted to USD 2 million. The gain from fair value items of USD 1 million was mainly due to hedging results, while realized gains of USD 3 million were the result of a one-time prepayment on a corporate bond and normal trading activity. Other charges increased to USD 21 million as a result of the net impact of assumption changes and model updates. Income tax amounted to USD 3 million and is mainly related to a tax expense for higher taxable commissions in China following continued strong sales.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia excluding revaluation reserves improved from nil to 3.9% mainly due to favorable net underlying earnings and a lower capital base following the USD 200 million dividend paid from the HNW businesses in the second quarter of 2017.

Operating expenses

Operating expenses increased by 15% to USD 44 million in the third quarter. Higher expenses in the HNW business were to support business expansion, while the higher expenses in China and India resulted from strong sales during the quarter.

Sales

New life sale remained stable at USD 31 million.

🌑	Sales from HNW businesses decreased by 29% to USD 13 million due to the continued competitive environment.
🌑	Sales from Strategic partnerships increased by 45% to USD 18 million, primarily driven by continued strong sales in China following the successful launch of a new critical illness product in the first quarter of 2017.

New premium production from accident & health insurance declined by USD 1 million to USD 3 million.

Gross deposits from Strategic partnerships decreased by 31% to USD 64 million. Increased inflows from foreign currency variable annuities were more than offset by lower Japanese Yen-denominated variable annuity sales. The latter was the result of a pricing change in order to maintain profitability by strictly adhering to Aegon’s pricing policy. Net deposits decreased by 46% to USD 41 million, which reflects lower gross deposits and higher lapse experience in the Japanese variable annuity business.

Market consistent value of new business

The market consistent value of new business in Asia increased by USD 15 million to USD 14 million. This was mainly driven by strong profitable sales in China, management actions to improve the MCVNB margin, and higher average interest rates.

Revenue-generating investments

Revenue-generating investments increased by 4% to USD 9.3 billion during the third quarter of 2017. This increase was primarily driven by growth of the HNW businesses.

Asia
USD millions	Notes	3Q 2017	3Q 2016%		2Q 2017%		YTD 2017	YTD 2016%

Underlying earnings before tax by line of business
High net worth businesses		19	14	31	18	5	54	38	41
Aegon Insights		3	-	n.m.	1	174	6	-	n.m.
Stategic partnerships		(5)	(7)	28	(7)	27	(18)	(30)	40
Underlying earnings before tax		17	7	134	12	43	41	9	n.m.

Fair value items		1	7	(82)	(1)	n.m.	1	2	(40)
Realized gains / (losses) on investments		3	2	79	2	38	2	7	(69)
Net impairments		-	-	n.m.	-	n.m.	-	(1)	n.m.
Other income / (charges)		(21)	(6)	n.m.	-	n.m.	(21)	(6)	n.m.
Income before tax		1	10	(94)	13	(96)	24	11	124

Income tax		(3)	(4)	26	(14)	79	(31)	(15)	(113)
Net income / (loss)		(2)	6	n.m.	(1)	(166)	(7)	(4)	(85)

Net underlying earnings		8	-	n.m.	(2)	n.m.	4	(8)	n.m.

Commissions and expenses		66	64	4	60	10	188	192	(2)
of which operating expenses		44	38	15	41	9	128	121	6

China		-	-	2	-	124	3	4	(31)
Japan		64	92	(31)	53	19	193	275	(30)
Total gross deposits		64	93	(31)	54	20	195	279	(30)

China		(1)	-	(88)	(1)	12	-	2	n.m.
Japan		42	77	(46)	35	20	134	231	(42)
Total net deposits / (outflows)		41	77	(46)	34	20	134	232	(42)

New life sales	10
Life single premiums		115	189	(39)	178	(35)	549	675	(19)
Life recurring premiums annualized		20	13	60	20	1	70	40	74
Total recurring plus 1/10 single		31	31	-	38	(16)	125	108	16

High net worth businesses		13	19	(29)	19	(30)	55	64	(14)
Stategic partnerships		18	13	45	19	(3)	70	44	61
Total recurring plus 1/10 single		31	31	-	38	(16)	125	108	16

New premium production accident and health insurance		3	4	(27)	4	(9)	12	15	(20)

Revenue-generating investments
		Sep. 30, 2017	Jun. 30, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		9,281	8,937	4	8,503	9
Investments general account		6,085	5,819	5	5,620	8
Off balance sheet investments third parties		3,196	3,117	3	2,883	11

Asset Management

🌑	Underlying earnings before tax decline to EUR 30 million mainly due to lower management and performance fees
🌑	Net income amounts to EUR 20 million
🌑	Other third-party net inflows increase to EUR 10.4 billion driven by inflows from Strategic partnerships
🌑	Assets under management increase to EUR 317 billion driven by strong net inflows

Execution of strategy

Aegon aims to achieve strong growth in asset management by leveraging its international capabilities across asset allocation, fixed income, equity, real estate and research. In addition, Aegon Asset Management focuses on developing and distributing strategies from across its locations, deepening its presence in existing markets, and furthering its geographical expansion.

Aegon, together with the Dutch Development bank and a specialist in infrastructure business, created a unique investment model called Climate Investor One. The model addresses the growing demand from institutional investors for relevant information on renewable energy projects. This enables Aegon’s customers to analyze environmental impact and economic returns more quickly and in a simpler way.

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management in the third quarter of 2017 were down by 7% to EUR 30 million due to lower management and performance fees, which were only partially offset by lower expenses.

🌑	Earnings in the Americas increased to EUR 13 million in the third quarter of this year. Expense savings and higher origination fees were partially offset by lower management fees, due to Aegon’s strategic decision to sell the majority of the run-off businesses in the second quarter of 2017.
🌑	Earnings in the Netherlands were up by 12% to EUR 5 million. This was mainly the result of higher management fees driven by the inclusion of the first inflows from Stap, the Dutch APF initiated by Aegon in which TKPI (a subsidiary of Aegon Asset Management) carries out the fiduciary management.
🌑	Earnings in the United Kingdom declined from EUR 6 million to EUR 3 million due to adverse currency movements and lower management fees, which were partly caused by a contract loss earlier this year.
🌑	Earnings from Strategic partnerships were down by 17% to EUR 12 million. This decrease was mainly the result of lower performance fees from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), and higher expenses from La Banque Postale Asset Management due to investments in growth.

Net income

Net income from asset management declined by 14% to EUR 20 million, mainly as a result of lower underlying earnings. A restructuring charge of EUR 1 million was offset by a realized gain.

Revenues

Total revenues decreased by 5% to EUR 137 million. Management fees declined by 5% to EUR 118 million, mainly due to adverse currency movements and net outflows in the Americas and United Kingdom earlier this year. On a constant currency basis, management fees were down by 2%. Management fees from other third parties as a percentage of average assets under management from other third parties remained stable at 20 basis points on an annualized basis. Performance fees declined from EUR 8 million to EUR 6 million, mainly caused by lower fees in China. Other revenues increased by EUR 1 million to EUR 14 million, primarily driven by higher origination fees in the Americas.

Operating expenses

Operating expenses decreased by 7% to EUR 104 million, mainly driven by lower expenses in the Americas and the United Kingdom as a result of continued strong expense control and favorable currency movements. The cost/income ratio improved by 1%-point to 76%, as the effect of lower expenses more than offset the decline in income. Annualized operating expenses as a percentage of average assets under management remained stable at 13 basis points.

Sales

Gross inflows in other third-party increased by 85% to EUR 23.0 billion in the third quarter as a result of higher gross inflows in Strategic partnerships, the Americas and the Netherlands.

Total third-party net inflows this quarter increased to EUR 9.1 billion, inflows in other third-party were only partially offset by net outflows in third-party affiliates. Third-party affiliates outflows of EUR 1.3 billion were mainly caused by a product redesign in the Netherlands, and outflows in the United Kingdom.

Other third-party net inflows increased to EUR 10.4 billion, mainly driven by net inflows of EUR 8.3 billion in Strategic partnerships. This was mainly the result of a EUR 23 billion mandate won by Aegon’s strategic partner LBPAM. Aegon recorded a quarter of those assets in other third-party deposits. Furthermore, AIFMC reported strong net inflows totaling EUR 2.4 billion, which were mainly the result of strong inflows in equity and absolute return funds. The Netherlands showed net inflows of EUR 2.6 billion, which were mainly the result of inflows in Stap. In addition, this quarter saw continued strong inflows of EUR 1.0 billion in the Dutch Mortgage Fund, which grew to EUR 11.3 billion of assets under management. These inflows were only partly offset by net outflows in the United Kingdom.

Assets under management

Assets under management were up by 3% compared with the previous quarter to EUR 317 billion. This increase was the result of strong third-party net inflows and positive market movements, which were only partially offset by adverse currency movements.

Performance1

Investment performance of the most strategically important funds in the Netherlands and the Americas continued to be strong with 100% of the tracked assets outperforming their respective benchmarks over rolling 1, 3 and 5 years. In the United Kingdom, rolling one-year investment performance (62% of assets outperforming their respective benchmarks) continued to be negatively impacted by underperformance in the past months. Longer term performance in the United Kingdom was more positive with 86% and 80% of the tracked assets outperforming their respective benchmarks over rolling 3 and 5 years.

Return on capital

The return on average capital invested in Aegon Asset Management in the third quarter of 2017 excluding revaluation reserves and defined benefit plan remeasurements amounted to 17%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

1. Benchmarks differ per product, and include markets, official benchmarks, and tailor-made benchmarks.

Asset Management
EUR millions	Notes	3Q 2017	3Q 2016%		2Q 2017%		YTD 2017	YTD 2016%

Americas		13	10	31	15	(13)	44	42	5
The Netherlands		5	4	12	5	4	14	9	58
United Kingdom		3	6	(41)	5	(25)	13	23	(41)
Rest of World		(3)	(2)	(63)	(2)	(49)	(7)	(4)	(94)
Strategic partnerships		12	14	(17)	10	21	35	45	(21)
Underlying earnings before tax		30	32	(7)	32	(6)	99	114	(13)
Realized gains / (losses) on investments		1	2	(63)	-	119	3	3	10
Other income / (charges)		(1)	-	n.m.	(1)	1	(2)	-	n.m.

Income before tax		30	34	(13)	32	(5)	101	117	(14)
Income tax		(10)	(11)	10	(10)	(5)	(32)	(37)	15
Net income / (loss)		20	23	(14)	22	(9)	69	79	(13)

Net underlying earnings		20	22	(8)	22	(10)	68	77	(12)

Revenues
Management fees		118	123	(5)	120	(2)	360	376	(4)
Performance fees		6	8	(29)	4	26	14	28	(51)
Other		14	13	2	16	(13)	49	48	2
Total revenue *		137	145	(5)	140	(2)	423	452	(6)

General account		37	40	(8)	42	(11)	121	123	(2)
Third-party		100	104	(4)	98	2	301	328	(8)
Of which affiliates		23	26	(10)	25	(7)	73	84	(12)
Of which other third-party		77	79	(3)	73	4	228	245	(7)
Total revenue *		137	145	(5)	140	(2)	423	452	(6)

Operating Expenses		104	112	(7)	109	(4)	321	336	(5)

Cost / income ratio		76.3%	77.4%	(1)	78.1%	(2)	76.0%	74.4%	2

Gross flows other third-party
Americas		2,858	1,321	116	3,713	(23)	7,630	3,217	137
The Netherlands		2,945	1,405	110	979	n.m.	4,550	3,844	18
United Kingdom		859	1,087	(21)	1,214	(29)	3,526	3,984	(11)
Rest of World **		28	65	(57)	(26)	n.m.	49	(301)	n.m.
Strategic partnerships		16,281	8,563	90	7,612	114	31,714	25,296	25
Gross flows other third-party		22,971	12,442	85	13,492	70	47,469	36,040	32

Net flows other third-party
Americas		53	477	(89)	1,542	(97)	1,990	719	177
The Netherlands		2,558	1,206	112	888	188	2,104	3,317	(37)
United Kingdom		(572)	(527)	(9)	(655)	13	(6,677)	(542)	n.m.
Rest of World **		25	82	(69)	41	(38)	104	19	n.m.
Strategic partnerships		8,301	143	n.m.	676	n.m.	9,074	1,152	n.m.
Net flows other third-party		10,365	1,380	n.m.	2,491	n.m.	6,596	4,666	41
* Net fees and commissions ** Rest of world include intragoup eliminations from internal sub-advised agreements.
Assets under management
		Sep. 30, 2017	Jun. 30, 2017%		Dec. 31, 2016%
Americas		106,903	109,906	(3)	124,993	(14)
The Netherlands		87,233	84,804	3	88,982	(2)
United Kingdom		49,841	50,632	(2)	57,783	(14)
Rest of World		2,732	2,676	2	2,523	8
Strategic partnerships		70,125	61,039	15	57,345	22
Total assets under management		316,833	309,056	3	331,627	(4)
General account *		108,420	111,000	(2)	128,111	(15)
Third-party		208,413	198,057	5	203,515	2
Of which affiliates *		67,107	68,526	(2)	72,626	(8)
Of which other third-party **		141,306	129,530	9	130,889	8

*    Please note that the numbers provided in this line are also included in other primary segments.

**  Includes pooled fund sales that are recognized on the balance sheet of Aegon UK.

    These assets are eliminated in our consolidated revenue generating investments.

Market consistent value of new business
		MCVNB					MCVNB
EUR millions, after tax		3Q 2017	3Q 2016%		2Q 2017%		YTD 2017	YTD 2016%

Americas		82	56	46	88	(7)	281	199	41
Europe		28	14	95	31	(9)	95	109	(13)
Asia		12	(1)	n.m.	16	(28)	52	(6)	n.m.
Total		121	70	75	134	(10)	428	302	42

Modeled new business: APE
		Premium business APE					Premium business APE
EUR millions	Notes	3Q 2017	3Q 2016	%	2Q 2017	%	YTD 2017	YTD 2016	%
	7
Americas		260	311	(16)	302	(14)	935	1,017	(8)
Europe		285	219	30	342	(17)	1,064	891	19
Asia		29	33	(11)	37	(22)	123	110	12
Total		574	562	2	681	(16)	2,122	2,018	5

Modeled new business: Deposits
	Deposit business Deposits						Deposit business Deposits
EUR millions	Notes	3Q 2017	3Q 2016	%	2Q 2017	%	YTD 2017	YTD 2016	%
	7
Americas		4,859	3,948	23	4,146	17	13,853	14,459	(4)
Europe		29	64	(55)	35	(20)	108	202	(46)
Asia		54	83	(35)	48	12	175	250	(30)
Total		4,941	4,094	21	4,230	17	14,137	14,911	(5)

MCVNB/PVNBP summary
		Premium business					Premium
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	3Q 2017%			%		YTD 2017	YTD 2016%		%
	8
Americas		62	1,187	5.2	23.8		212	4,233	5.0	22.7
Europe		28	3,508	0.8	9.9		93	10,427	0.9	8.8
Asia		10	223	4.3	33.6		49	971	5.0	39.5
Total		100	4,918	2.0	17.4		354	15,630	2.3	16.7

		Deposit business					Deposit
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	3Q 2017%			%		YTD 2017	YTD 2016%		%
	8
Americas		20	6,653	0.3	0.4		68	20,505	0.3	0.5
Europe		-	134	(0.3)	(1.6)		2	653	0.3	1.9
Asia		2	54	3.3	3.3		3	175	1.7	1.7
Total		21	6,841	0.3	0.4		73	21,333	0.3	0.5

Currencies

Income statement items: average rate 1 EUR = USD 1.1130 (2016: USD 1.1161).

Income statement items: average rate 1 EUR = GBP 0.8722 (2016: GBP 0.8019).

Balance sheet items: closing rate 1 EUR = USD 1.1822 (2016: USD 1.1238; year-end 2016: USD 1.0548).

Balance sheet items: closing rate 1 EUR = GBP 0.8812 (2016: GBP 0.8651; year-end 2016: GBP 0.8536).

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 3Q 2017 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 719 325 2231

United Kingdom: +44 330 336 9411

The Netherlands: +31 20 703 8261

Passcode: 9062105

Two hours after the conference call, a replay will be available on aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.
Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.
For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve, cash flow hedge reserve and remeasurement to the defined benefit plans.

5)	Included in other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	3Q 2017	YTD 2017
Employee expenses	520	1,679
Administrative expenses	335	1,054
Operating expenses for IFRS reporting	855	2,733
Operating expenses related to jv’s and associates	54	160
Operating expenses in earnings release	909	2,893

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
11a)	Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

11b)	The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

12)	The Solvency II ratio reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.
13)	The results in this release are unaudited.
14)	As from 2017 the Cofunds business in the UK is included in this line as well.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity, the revaluation reserve and the reserves related to defined benefit plans. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro;
¡	Consequences of the anticipated exit of the United Kingdom from the European Union;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¡	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¡	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
¡	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.